Rider — No-Lapse Guarantee

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of the Policy and this Rider, to provide this Benefit. We also agree to provide all of the other benefits which are stated in this Rider. This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

Benefit — This Benefit prevents the lapse of the Policy when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following month if the following conditions are satisfied:

(a)	The Insured is alive;
(b)	This Rider is in force; and
(c)	The No-Lapse Requirement is satisfied.

We will continue to deduct Monthly Deductions and outstanding loan interest due from the Policy Value while the Policy is in force under the Rider. The Policy will remain in force with a negative Policy Value if the No-Lapse Requirement is satisfied. We will not credit interest to the negative Policy Value. The Net Amount at Risk used to calculate the Monthly Deductions under the Policy will not exceed the Basic Death Benefit divided by the Death Benefit Discount Factor due to the negative Policy Value. The Death Benefit will not be reduced due to the negative Policy Value. Loan interest will continue to accrue and will be added to the Policy Debt.

No-Lapse Guarantee Requirement (NLG Requirement) — On each Monthly Anniversary while this Policy is in force, the NLG Requirement is satisfied if the No-Lapse Guarantee Account less the Policy Debt exceeds zero.

A change in the Specified Amount, the addition, deletion or change of any supplemental riders to this Policy, or a change in the rate class of the Insured may result in a change in the No-Lapse Percent of Premium Charge, No-Lapse Monthly Deductions, and No-Lapse Interest Rate. As a result, additional premiums may be required on the date of change in order to meet the NLG Requirement.

No-Lapse Guarantee Account (NLGA) — The NLGA, the No-Lapse Percent of Premium Charge, the No-Lapse Monthly Deductions, and the No-Lapse Interest Rate are not used to determine values and benefits under the Policy. These values are only used to determine whether or not the NLG Requirement is satisfied.

On the Policy Date, the NLGA is the premiums paid on or before the Policy Date less the sum of:

(a)	the applicable No-Lapse Percent of Premium Charge shown in the Additional Policy Specifications; and
(b)	the applicable No-Lapse Monthly Deduction for the first policy month.

On each Monthly Anniversary while this Policy is in force, the NLGA equals the sum of:

(a)	the NLGA on the preceding Monthly Anniversary;
(b)	one month’s interest on (a) using the applicable No-Lapse Interest Rate;
(c)	any premium paid since the preceding Monthly Anniversary reduced by the applicable No-Lapse Percent of Premium Charge; and
(d)	interest on (c) using the applicable No-Lapse Interest Rate from the date of receipt in the Home Office to the Monthly Anniversary;

less the sum of:

(a)	any partial withdrawal since the preceding Monthly Anniversary;

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(b)	interest on (a) using the applicable No-Lapse Interest Rate from the date of withdrawal to the Monthly Anniversary; and
(c)	the applicable No-Lapse Monthly Deduction for the following policy month.

No-Lapse Percent of Premium Charge — The No-Lapse Percent of Premium Charge is deducted each time a premium is paid in the calculation of the NLGA. The No-Lapse Percent of Premium Charge is shown in the Additional Policy Specifications.

No-Lapse Monthly Deduction — The No-Lapse Monthly Deduction is the sum of:

(a)	the No-Lapse Cost of Insurance Charge for the policy month;
(b)	the No-Lapse Per Policy Expense Charge;
(c)	the No-Lapse Expense Charge Per $1,000 of Specified Amount; and
(d)

the Monthly Deduction for the policy month for any benefits provided by a supplemental rider made a part of this Policy determined as described in the rider form but using any applicable No-Lapse Guarantee Account value and the applicable No-Lapse rates shown in the Additional Policy Specifications.

No-Lapse Net Amount at Risk — The No-Lapse Net Amount at Risk is equal to (a) divided by (b) minus (c) where:

(a)	is the Specified Amount at the beginning of the policy month;
(b)	is the Death Benefit Discount Factor shown on Page 3; and
(c)	is the No-Lapse Guarantee Account at the beginning of the policy month before the No-Lapse Monthly Deduction.

If the calculation above causes the No-Lapse Net Amount at Risk to be negative, then the No-Lapse Net Amount at Risk will be set equal to zero.

No-Lapse Cost of Insurance Charge — The No-Lapse Cost of Insurance Charge is determined on a monthly basis. The total No-Lapse Cost of Insurance Charge for a policy month is calculated as the sum of (a) multiplied by (b) where:

(a)	is the applicable No-Lapse Cost of Insurance Rate divided by 1,000; and
(b)	is the No-Lapse Net Amount at Risk.

No-Lapse Cost of Insurance Rate — The No-Lapse Cost of Insurance Rate is based on policy year and on the issue age, sex (if the Policy is issued on a sex-distinct basis), and rate class of the Insured. The No-Lapse Cost of Insurance Rate is shown in the Additional Policy Specifications.

No-Lapse Per Policy Expense Charge — The No-Lapse Per Policy Expense Charge is a monthly expense charge and is shown in the Additional Policy Specifications.

No-Lapse Expense Charge Per $1,000 of Specified Amount — The No-Lapse Expense Charge Per $1,000 of Specified Amount is a monthly expense charge and is shown in the Additional Policy Specifications.

No-Lapse Interest Rate — The No-Lapse Interest Rate is described in the Additional Policy Specifications. A change in the Specified Amount, the addition, deletion or change of any supplemental riders to this Policy, or a change in the rate class of the Insured may result in a change in the Table of Monthly No-Lapse Interest Rates for NLGA.

Allocation Requirement — In order to keep this Rider in force, We reserve the right to establish:

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(a)	a maximum percentage of the Policy Value to be permitted in certain subaccounts and/or the Fixed Account; and/or
(b)	a minimum percentage of the Policy Value to be required in certain subaccounts.

Should We choose to enforce these restrictions, We will provide advance notice to You. Such notice will identify the restriction percentages to be applied and the subaccounts and/or Fixed Account impacted. We will evaluate the imposition of these restrictions on an annual basis.

Grace Period for the No-Lapse Guarantee Rider — If, on a Monthly Anniversary prior to the Maturity Date shown on Page 3 of the Policy:

(1)	The Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month; and
(2)	The No-Lapse Requirement described above is not satisfied,

then a grace period of 61 days will be allowed for the payment of a premium sufficient to keep the base Policy in force. The payment of a premium sufficient to keep the base Policy in force must cover the lesser of: (i) an amount to make the Net Cash Surrender Value positive plus the Monthly Deductions for two additional policy months or (ii) the amount necessary to meet the No-Lapse Guarantee Requirement for two additional policy months.

Option to Extend Maturity — The Maturity Date can be extended as described in the Policy. Under this provision, if the Rider is in force on the original Maturity Date, as shown on Page 3 of the Policy, the No-Lapse Monthly Deductions would be zero from that date forward.

Reinstatement — If this Rider terminates due to lapse of the Policy, this Rider may be reinstated within five years after lapse under the same terms as described in the Policy.

The payment of premium must be sufficient to cover the lesser of: (i) the amount necessary to meet the NLG Requirement at that date of reinstatement and for two policy months following the reinstatement, or (ii) an amount to make the Net Cash Surrender Value positive plus the Monthly Deductions for the two policy months following the reinstatement date.

If this Rider terminates while the Policy is still in force, it may not be reinstated.

Termination This Rider will terminate upon:

(a)	lapse, surrender or maturity of this Policy;
(b)	the date of death of the Insured;
(c)	the Monthly Anniversary which coincides with or next follows receipt by Us of a written request to terminate this Rider;
(d)

the subaccounts and/or the Fixed Account limit as described in the Allocation Requirement provision is imposed and You do not take corrective action within 61 days after the date of mailing of the Notice of such requirement; or

(e)	the Policy Debt exceeds the Basic Death Benefit and You do not take corrective action within 61 days after the date of mailing of Notice.

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

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The Penn Insurance and Annuity Company

Chairman and Chief Executive Officer

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